January 9, 2015

VIA EDGAR
Ms. Anu Dubey
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Series Trust - Eagle Smaller Company Fund (File No. 333-200455)

Dear Ms. Dubey:
The following are the above Registrant’s responses to the comments that we received from you by telephone on December 12, 2014 and December 13, 2014 regarding the Registration Statement on Form N-14 (“Registration Statement”) of Eagle Smaller Company Fund (“Smaller Company”), a series of Eagle Series Trust (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on November 21, 2014.  Your comments and the Registrant’s responses are below.  Defined terms used below have the same meanings as in the Registration Statement.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
DISCLOSURE COMMENTS

1.
The third paragraph of the shareholder letter states that Smaller Company and the Eagle Small Cap Stock Fund (“Small Cap Stock”) “have substantially similar investment objectives, policies and risks, but different investment strategies.”  In the Questions & Answers for shareholders (“Q&A”), discuss how the investment strategies of Smaller Company and Small Cap Stock differ.

The Registrant has incorporated the requested revision.

2.
The last sentence in the fifth bullet on page 8 of the Registration Statement states that “Eagle contractually has agreed to limit Smaller Company’s total annual operating expense through February 28, 2015 and intends to extend this agreement

Ms. Anu Dubey
January 9, 2015

to February 29, 2016.” If Eagle has extended the fee waiver/expense reduction agreement, update this statement.

The Registrant has incorporated the requested revision.

3.
In the section of the Registration Statement titled “Comparison of Investment Objectives, Strategies and Policies,” summarize any differences in the investment strategies of Smaller Company and Small Cap Stock.  The discussion may be incorporated in the paragraph preceding the table on page 9.

The Registrant has incorporated the requested revision.

4.
In the section of the Registration Statement titled “Comparison of Investment Objectives, Strategies and Policies,” revise the table to distinguish the disclosure included in the Summary section of each Fund’s prospectus from that in the section titled “Additional Information Regarding Investment Strategies.”

The Registrant has incorporated the requested revision.

5.
In the section of the Registration Statement titled “Comparison of Investment Objectives, Strategies and Policies,” revise disclosure in the table on page 12 to indicate that the Smaller Company portfolio management team has been jointly and primarily responsible for the day-to-day management of Smaller Company since October 2014.

The Registrant has incorporated the requested revision.

6.	In the section of the Registration Statement titled “Comparison of Fees and Expenses,” in the Shareholder Fees table, revise the responses that state “N/A” and “0%” to “None.”

The Registrant has incorporated the requested revision.

7.	In the section of the Registration Statement titled “Comparison of Fees and Expenses,” revise the table on page 19 to the format of the Shareholder Fees table on page 18.

The Registrant has incorporated the requested revision.

Ms. Anu Dubey
January 9, 2015

8.
The penultimate sentence of the first paragraph under “Example of Fund Expenses” on page 20, states “Your costs would be the same whether you sold your shares or continued to hold them at the end of each period.”  The staff notes that this would not be accurate with respect to the Funds’ Class C shares due to its contingent deferred sales charge.  Please revise or delete this disclosure.

The contingent deferred sales charge for Class C shares applies only if a shareholder redeems shares earlier than one year from the date of purchase.  As the “Example of Fund Expenses” reflects the charges that would apply if a shareheholder invests $10,000 for the periods shown, the statement is accurate with respect to the Class C shares.

9.
In the section titled “Comparative Performance Information,” add to the last paragraph the statement required by Form N-1A, Item 4(b)(2)(iv)(C) to the effect that after-tax returns are shown for only one Class and after-tax returns for other Classes will vary.

The Registrant has incorporated the requested revision.

10.	Revise the disclosure in the paragraph immediately preceding the section titled “Reasons for the Reorganization” to indicate that Eagle will pay the expense of the Reorganization.

The Registrant has incorporated the requested revision.

ACCOUNTING COMMENTS

11.	On the cover page of the Registration Statement revise the file number to reflect 333-200455.

The Registrant has incorporated the requested revision.

12.
On page 2 of the Q&A, revise the answer to “What are the tax consequences of the Reorganization?” to disclose: (i) an estimate of Small Cap Stock’s portfolio securities that will be disposed of in connection with the Reorganization; (ii) the portfolio transaction costs that are expected to be generated as a result of those trades; (iii) the estimated impact of related capital gain distributions to shareholders; and (iv) the estimated per share amount of any gains.  Please make these estimates as of a current date.  This disclosure may be included in the “Federal Income Tax Considerations” section of the Registration Statement in lieu of the Q&A.

Ms. Anu Dubey
January 9, 2015

Eagle does not anticipate selling any assets of Small Cap Stock in connection with the Reorganization.  However, this expectation could change in certain circumstances, including, for example, in response to significant market events.  The Registrant has added disclosure to this effect.

13.	On page 3 of the Q&A, include in the answer to “Who is paying the costs of the Reorganization?” an estimate of the costs to be incurred by Eagle.

Fund shareholders will not bear any costs associated with the Reorganization.  Disclosure of the costs of the Reorganization is not required by Form N-14 or related SEC rules. Therefore, the Registrant respectfully declines to incorporate the requested change.

14.
In the section of the Registration Statement titled “Comparison of Fees and Expenses,” the second sentence of the paragraph preceding the table states that “[e]xpenses for each Fund are based on the operating expenses incurred by each class of their shares for the twelve-month period ended December 31, 2013.”  Revise the disclosure to reflect that expenses are based on the operating expenses incurred by each Fund for the twelve-month period ended October 31, 2013.

The Registrant has revised the disclosure to reflect that expenses are based on the operating expenses incurred by each Fund for the twelve month period ended October 31, 2014, and has updated the table and expense example accordingly.

15.
In the section of the Registration Statement titled “Example of Fund Expenses,” please recalculate the expenses.  The SEC staff has calculated different amounts than the expenses disclosed for certain periods.

The Registrant has recalculated the expense example based on the Funds’ operating expenses for the twelve-month period ended October 31, 0214.

16.
In the section of the Registration Statement titled “Capitalization,” provide the capitalization of Smaller Company, Small Cap Stock and Smaller Company after giving effect to the Reorganization as of April 30, 2014, the same date as the Funds’ interim financial statements.

The Registrant has updated the capitalization table to reflect the capitalization of Smaller Company, Small Cap Stock and Smaller Company after giving effect to the Reorganization as of October 31, 2014, the date of the Funds’ most recent audited financial statements and the pro forma financial statements included in the filing.

Ms. Anu Dubey
January 9, 2015

17.	Revise the pro forma financial statements in the Statement of Additional Information to be as of April 30, 2014, the same date as the Funds’ interim financial statements.

The Registrant has updated the pro forma financial statements to be as of October 31, 2014, the date of the Funds’ most recent audited financial statements.

18.	On page 2 of the Statement of Additional Information, revise the title of the last column on to state “Eagle Smaller Company After Reorganization (pro forma).”

The Registrant has incorporated the requested revision.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Susan L. Walzer
Daniel R. Dzibinski Eagle Asset Management, Inc.